Exhibit 99.1

PICOCELA INC.

FINANCIAL STATEMENTS

F-1

PICOCELA INC.

BALANCE SHEETS

(Japanese yen in thousands, except share data)

	March 31, 2025	September 30, 2024
	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	¥326,633	¥456,775
Accounts receivable-trade, net	106,736	218,002
Related party receivable	21,396	1,394
Inventories	149,258	206,636
Advance payments	107,684	14,413
Prepaid expenses and other current assets	15,437	50,267
Total current assets	727,144	947,487
Property and equipment, net	22,442	21,580
Other intangible assets, net	41,679	33,494
Operating lease right-of-use assets	14,558	11,726
Deferred offering costs	101,259	205,749
Other assets	11,938	14,717
Total assets	¥919,020	¥1,234,753
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	¥2,255	¥6,384
Contract liabilities – current	45,008	40,300
Current portion of borrowings	158,395	217,970
Operating lease liabilities – current	9,640	7,423
Accrued expenses and other current liabilities	116,050	162,919
Total current liabilities	331,348	434,996
Contract liabilities - non-current	120,148	113,177
Borrowings - net of current portion	13,312	28,284
Bond payable	-	299,997
Operating lease liabilities - non-current	4,124	3,509
Total liabilities	468,932	879,963
SHAREHOLDERS’ EQUITY:
Common shares, no par value; 91,735,440 shares authorized; 24,683,860 shares issued and outstanding at March 31, 2025; 91,735,440 shares authorized; 22,933,860 shares issued and outstanding at September 30, 2024*	486,903	100,000
Additional paid-in capital	2,482,081	2,457,458
Accumulated deficit	(2,518,896)	(2,202,668)
Total shareholders’ equity	450,088	354,790
Total liabilities and shareholders’ equity	¥919,020	¥1,234,753

See accompanying notes to the unaudited financial statements.

*	The number of shares presented above is adjusted retrospectively to reflect the 1 for 60 sub-division effected on October 24, 2024. The number of authorized common shares presented above is adjusted retrospectively to reflect the change in the article of incorporation effected on October 24, 2024.

F-2

PICOCELA INC.

STATEMENTS OF OPERATIONS (UNAUDITED)

(Japanese yen in thousands, except share and per share data)

	Six Months Ended March 31,
	2025	2024	2023
Revenues:
Revenue from product	¥179,118	¥157,894	60,713
Revenue from SaaS, Maintenance and others	42,416	47,412	34,183
Revenue from product – related party	31,047	73,175	22,525
Total revenues	252,581	278,481	117,421
Cost of revenues and operating expenses:
Cost of product revenue	94,962	119,062	44,171
Cost of SaaS, Maintenance and others	13,037	10,622	13,826
Selling, general and administrative expenses	434,629	464,804	385,575
Total cost of revenues and operating expenses	542,628	594,488	443,572
Operating loss	(290,047)	(316,007)	(326,151)
Other income (expense):
Interest income (expense), net	(15,532)	(299)	1,186
Foreign exchange loss	(10,981)	(1,703)	(3,976)
Other non-operating income (expenses)	332	192	(2,107)
Total other expense	(26,181)	(1,810)	(4,897)
Net loss before tax	(316,228)	(317,817)	(331,048)

Income tax benefit (expense)	-	-	-

Net loss	¥(316,228)	¥(317,817)	(331,048)

Net loss per share attributable to shareholders of the Company
Basic	¥(13.37)	¥(44.67)	(46.89)
Diluted	¥(13.37)	¥(44.67)	(46.89)

Weighted average stocks outstanding*
Basic	23,645,398	7,114,140	7,060,200
Diluted	23,645,398	7,114,140	7,060,200

See accompanying notes to the unaudited financial statements.

*	Giving retroactive effect to the 1 for 60 sub-division effected on October 24, 2024.

F-3

PICOCELA INC.

STATEMENTS OF SHAREHOLDERS’ EQUITY (UNAUDITED)

(Japanese yen in thousands, except share data)

	Common shares		Class A preferred shares		Class B preferred shares		Class C preferred shares		Additional paid-in	Accumulated
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	capital	deficit	Total
Balance, September 30, 2024	22,933,860	¥100,000	-	¥-	-	¥-	-	¥-	¥2,457,458	¥(2,202,668)	¥354,790
Issuance of common shares upon initial public offering, net of offering costs (Note 14)	1,750,000	386,903	-	-	-	-	-	-	19,599	-	406,502
Stock-based compensation	-	-	-	-	-	-	-	-	5,024	-	5,024
Net loss	-	-	-	-	-	-	-	-	-	(316,228)	(316,228)
Balance, March 31, 2025	24,683,860	¥486,903	-	¥-	-	¥-	-	¥-	¥2,482,081	¥(2,518,896)	¥450,088

	Common shares		Class A preferred shares		Class B preferred shares		Class C preferred shares		Additional paid-in	Accumulated
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	capital	deficit	Total
Balance, September 30, 2023	7,114,140	¥2,310	3,600,000	¥6,189	7,560,000	¥25,993	3,419,880	¥140,501	¥2,243,745	¥(1,722,747)	¥695,991

Net loss	-	-	-	-	-	-	-	-	-	(317,817)	(317,817)
Balance, March 31, 2024	7,114,140	¥2,310	3,600,000	¥6,189	7,560,000	¥25,993	3,419,880	¥140,501	¥2,243,745	¥(2,040,564)	¥378,174

	Common shares		Class A preferred shares		Class B preferred shares		Class C preferred shares		Additional paid-in	Accumulated
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	capital	deficit	Total
Balance, September 30, 2022	7,060,200	¥2,084	3,600,000	¥18,830	7,560,000	¥79,086	-	¥-	¥1,456,711	¥(1,088,791)	¥467,920

Issuance of class C preferred shares for cash	-	-	-	-	-	-	2,819,940	352,493	349,660	-	702,153
Net loss	-	-	-	-	-	-	-	-	-	(331,048)	(331,048)
Balance, March 31, 2023	7,060,200	¥2,084	3,600,000	¥18,830	7,560,000	¥79,086	2,819,940	¥352,493	¥1,806,371	¥(1,419,839)	¥839,025

See accompanying notes to the unaudited financial statements.

*	The number of shares presented above is adjusted retrospectively to reflect the 1 for 60 sub-division effected on October 24, 2024.

F-4

PICOCELA INC.

STATEMENTS OF CASH FLOWS (UNAUDITED)

(Japanese yen in thousands)

	Six Months Ended March 31,
	2025	2024	2023
Cash flows from operating activities:
Net loss	¥(316,228)	¥(317,817)	(331,048)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	11,902	9,286	4,630
Loss on disposal of assets	-	28	43
Noncash operating lease expense	5,259	5,257	4,471
Share-based compensation expense	5,024	-	-
Changes in assets and liabilities:
Accounts receivable	111,266	145,420	200,447
Related party receivable	(20,002)	(16,186)	4,402
Inventories	57,378	(123,825)	(115,395)
Advance payments	(93,271)	77,998	(71,727)
Prepaid expenses and other current assets	34,830	8,128	(40,203)
Other assets	2,779	943	(5,059)
Accounts payable	(4,129)	(4,864)	4,585
Contract liabilities	11,679	30,810	12,699
Accrued expenses and other liabilities	(46,869)	9,312	27,966
Operating lease liabilities	(5,259)	(5,256)	(4,599)
Net cash used in operating activities	(245,641)	(180,766)	(308,788)
Cash flows from investing activities:
Purchases of property and equipment	(10,951)	(11,612)	(9,990)
Purchases of intangible assets	(9,998)	(8,051)	-
Net cash used in investing activities	(20,949)	(19,663)	(9,990)
Cash flows from financing activities:
Proceeds from borrowing	128,000	78,000	50,000
Payments on borrowing	(202,547)	(153,344)	(3,294)
Repayments of convertible bond	(299,997)	299,997	-
Proceeds from issuance of common shares in initial public offering	773,806	-	-
Proceeds from class C preferred shares issuance	-	-	702,153
Payments on deferred offering costs	(262,814)	(44,394)	(7,772)
Net cash provided by financing activities	136,448	180,259	741,087
Net decrease in cash and cash equivalents	(130,142)	(20,170)	422,309
Cash and cash equivalents at beginning of year	456,775	427,967	263,100
Cash and cash equivalents at end of year	¥326,633	¥407,797	685,409
Supplemental disclosure of cash flow information:
Cash paid during the year for:
Interest	¥17,451	¥2,066	807
Income taxes	-	-	-
Non-cash activities:
Operating lease right-of-use assets obtained in exchange for operating lease liabilities	8,091	3,432	7,188

See accompanying notes to the unaudited financial statements.

F-5

PICOCELA INC.

NOTES TO THE FINANCIAL STATEMENTS (UNAUDITED)

1. ORGANIZATION AND BUSINESS

PicoCELA Inc. (“PicoCELA”) (the “Company,” “we,” and “our”) is engaged in the manufacturing, installation, and services for enterprise wireless mesh solutions. PicoCELA backhaul engine (PBE) is a patented enterprise-grade wireless mesh technology which is used in cable-free connections in a variety of devices and equipment by customers across different industries, such as construction, industrial manufacturing, parks, malls, and various venues located in Japan. As of the date of this report, we solely operate in Japan. The Company has PicoManager, a Cloud mesh network management service which helps with managing and monitoring the connectivity of the wireless mesh Wi-Fi access points. The Company is focused on developing and providing technology that enables high density and cableless connections for mobile communications and information processing.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements are presented in Japanese yen, the currency of the country in which the Company is incorporated and operates. The accompanying financial statements have been prepared in accordance with U.S. Generally Accepted Accounting Principles (“U.S. GAAP”) and pursuant to the rules and regulations of the Securities Exchange Commission (the “SEC”).

Use of Estimates

The preparation of the financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting periods. Actual results could differ from those estimates, and these differences could have a significant impact on the financial statements. The significant accounting estimates include impairment of inventory and property and equipment, incentive compensation expenses, and income taxes.

Revenue Recognition

The Company recognizes revenue in accordance with ASC 606, Revenue from Contracts with Customers (“ASC 606”) for all periods presented. Consistent with the criteria of ASC 606, the Company recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration which the Company expects to receive in exchange for those goods or services. The consumption tax that the Company collects concurrently with revenue-producing activities is excluded from revenue.

The Company recognizes revenue as it satisfies a performance obligation when its customer obtains control of promised goods or services, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. To determine revenue recognition for arrangements that an entity determines are within the scope of ASC 606, the Company performs the following five steps: (i) identify the contract(s) with a customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price, including variable consideration, if any; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenue when (or as) the entity satisfies a performance obligation. The Company only applies the five-step model to contracts when it is probable that the entity will collect the consideration to which it is entitled in exchange for the goods it transfers to the customer. Once a contract is determined to be within the scope of ASC 606 at contract inception, the Company reviews the contract to determine which performance obligations it must deliver and which of these performance obligations are distinct. The Company recognizes revenue based on the amount of the transaction price that is allocated to each performance obligation when that performance obligation is satisfied or as it is satisfied. The Company is a principal and records revenue on a gross basis when the Company is primarily responsible for fulfilling the obligation, has discretion in establishing pricing and controls the promised goods before transferring those goods or services to customers.

F-6

The Company derives its revenue mainly from two sources: (1) Product equipment, and (2) SaaS, maintenance and others. All of the Company’s contracts with customers do not contain cancellable or refund-type provisions. The following is a description of the accounting policy for the principal revenue streams of the Company:

Product equipment

The Company generally sells the product based on cost plus margin. The Company does not offer discounts, price concessions, or right of return to the customers. Performance obligations are satisfied at a point in time when control of the product is transferred to the customer, which is generally the date on which legal title to the product is transferred to the customer, or the installation is completed. The Company bills customers (i) upon the execution of the contract and (ii) when control of the product is transferred to the customer, and customers generally pay within the same day of each billing.

SaaS, maintenance and others

The Company provides SaaS, maintenance and other services to the customers. The Company does not offer discounts or price concessions. The only performance obligation is to provide related services stated in the SaaS or maintenance agreements the Company entered into. Fees related to the services are billed and collected monthly. The revenue is recognized over the contract term of up to six years since the customers simultaneously receive and consume the benefits provided by the services over the contract period.

Disaggregation of Revenue

Revenue is disaggregated among product equipment and SaaS, maintenance and others.

Product (Software or Wi-Fi equipment): Sales of equipment or software product delivered to the customer for revenue include: “PCWL,” our mesh Wi-Fi devices with PBE installed. These products may be customized based on the customers’ needs. Revenue is recognized at a point in time when our performance obligation is complete and control and ownership of the equipment passes to the customer or upon customer acceptance of the product delivery. The contract to deliver software or physical product equipment can be separated from a service agreement that can be provided to the customer. Customers typically purchase the equipment from the Company and can choose to use the Company’s service plan (i.e., maintenance and/or SaaS) or can have a qualified third party to perform the installation, management and maintenance services separately. The equipment and software are separate performance obligations because the equipment and software can be used separately from the SaaS and/or maintenance plans.

Platform Service (SaaS), Maintenance and others: we provide SaaS services through PicoManager (PM), which is our SaaS platform, and web-based configuration and management, activation and customer service, and asset management. We develop and manage PM ourselves. SaaS platform’s term of use is that our customers use the service over the contract period, and revenue recognition is based on the subscription period. Revenue for maintenance service is recognized when service is rendered, and the fee for such service is invoiced monthly.

The Company’s revenue, disaggregated by revenue stream for the six months ended March 31, 2025, 2024, and 2023 was as follows (in thousands):

	For the Six Months Ended March 31,
	2025	2024	2023
Product equipment	¥202,034	¥231,069	¥83,238
SaaS, Maintenance and others	50,547	47,412	34,183
Total revenues	¥252,581	¥278,481	¥117,421

Operation and Functional Currency

The Company’s reporting and functional currency is the Japanese yen and the Company operates in Japan.

F-7

Emerging Growth Company Status

The Company is an emerging growth company, as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). Under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies. The Company has elected to use this extended transition period for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date that it (i) is no longer an emerging growth company or (ii) affirmatively and irrevocably opts out of the extended transition period provided in the JOBS Act. As a result, these financial statements may not be comparable to companies that adopt new or revised accounting pronouncements on effective dates for public business entities.

Concentration of Credit Risk and Significant Vendors

Financial instruments that potentially subject the Company to concentration of credit risk consist primarily of cash and cash equivalents. The Company maintains all of its bank accounts at high-quality and accredited financial institutions in Japan. Cash balances in bank accounts in Japan are insured by the Deposit Insurance Corporation of Japan, but may exceed the insured limits of ¥10 million from time to time and could be negatively impacted if the underlying financial institutions fail or are subject to other adverse conditions in the financial markets. Generally, these deposits may be redeemed upon demand and, therefore, bear minimal risk. The Company has not experienced any losses of such amounts and management believes it is not exposed to any significant credit risk beyond the normal credit risk associated with its cash and cash equivalents.

There were 3, 3, and 3 suppliers from whom the purchase individually represents greater than 10% of the total purchase of the Company for the six months ended March 31, 2025, 2024, and 2023, respectively. As of March 31, 2025, 2024, and 2023, there were no accounts payable from those suppliers.

There were 3, 3, and 3 customers from whom the revenue individually represents greater than 10% of the total revenues of the Company for the six months ended March 31, 2025, 2024, and 2023, respectively. As of March 31, 2025, 2024, and 2023, accounts receivable from those customers accounted for 67%, 79%, and 17% of the Company’s total accounts receivable, respectively.

Segment Reporting

ASC Topic 280, Segment Reporting, operating segments are defined as components of an enterprise for which separate financial information is available that is evaluated regularly by the chief operating decision-maker (“CODM”) in deciding how to allocate resources and in assessing performance. The Company’s CODM has been identified as the Chief Executive Officer (“CEO”), who primarily evaluates performance based on the sales results. Segment profitability is measured by net income. The Company only has one operating segment.

Cash and Cash Equivalents

Cash and cash equivalents are defined as cash on hand, demand deposits with financial institutions, and short-term liquid investments with an initial maturity date of three months or less.

F-8

Accounts Receivable

The Company’s accounts receivable consists primarily of receivables from distributors of our products and direct customers, which were recorded in accordance with Accounting Standards Codification 606, Revenue from Contracts with Customers (“ASC 606”). The balance is presented net of an allowance for expected credit losses. The Company monitors the financial condition of its contractors and records the allowance for expected credit losses on receivables when it believes that contractors are unable to make their required payments based on relevant information about past events, such as delinquencies and aging trends, current economic conditions, and reasonable and supportable forecasts of future economic conditions that affect the collectability of the reported amounts. The allowance for expected credit loss is the Company’s best estimate of the amount of probable credit losses related to existing accounts receivable. Accounts receivable are written off after considerable collection efforts have been made and the amounts are determined to be uncollectible. As of October 1, 2023, accounts receivable balance was ¥211.4 million. As of March 31, 2025 and September 30, 2024, no allowance for expected credit losses related to accounts receivable was recorded.

Inventories

Inventories consist of finished goods, raw materials, and work in progress (“WIP”). Inventory is stated at cost unless the carrying amount is determined not to be recoverable, in which case the affected inventory is written down to net realizable value. Inventories include the costs of finished goods, raw materials, work in progress, and direct overhead costs incurred related to the manufacturing. Indirect overhead costs are charged to selling, general, and administrative expenses as incurred. Inventories are carried at the lower of accumulated cost or net realizable value. The Company computes inventory costs on an average cost basis and adjusts for excess and obsolete inventories primarily based on future demand and market conditions, including product specific facts and circumstances that considers the Company’s customer base and an assessment of selling price in relation to product cost. Once written down, a new lower cost basis for that inventory is established.

Advance payments

Advancement payments represent payments made to certain vendors of raw materials in advance of receiving such raw materials. As of March 31, 2025 and September 30, 2024, advance payments were ¥107.7 million and ¥14.4 million, respectively.

Property and equipment, net

Property and equipment are measured using the cost model and are stated at cost less accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets. The estimated useful lives of property and equipment are as follows:

Property and equipment	Useful life/Depreciation period
Machinery and Equipment	5 - 10 years
Tools, Furniture and Fixtures	2 - 5 years

F-9

Impairment of Long-Lived Assets

Long-lived assets, such as property and equipment and finite-lived intangible assets are reviewed for impairment whenever events and circumstances indicate that the carrying amount of an asset may not be recoverable. If circumstances require a long-lived asset or asset group to be tested for impairment, the Company first compares undiscounted cash flows expected to be generated by that asset or asset group to its carrying amount. If the carrying amount of the long-lived asset or asset group is not recoverable on an undiscounted cash flow basis, an impairment is recognized to the extent that the carrying amount exceeds its fair value. In making these determinations, the Company uses certain assumptions, including, but not limited to: (i) estimated fair value of the assets; and (ii) estimated undiscounted future cash flows expected to be generated by these assets, which are based on additional assumptions such as asset utilization, length of the asset being used in the Company’s operations, and (iii) estimated residual values. Fair value is determined using various valuation techniques including discounted cash flow models, depreciated replacement cost, quoted market values and third-party independent appraisals, as considered necessary. The Company’s assumptions about future conditions that are important to its assessment of potential impairment of its long-lived assets are subject to uncertainty, and the Company will continue to monitor these conditions in future periods as new information becomes available. There were no impairments of property, equipment and intangible assets during the six months ended March 31, 2025, 2024, and 2023.

Other intangible assets, net

Intangible assets with finite lives are initially recorded at cost and amortized on a straight-line basis over the estimated economic useful lives of the respective assets.

The estimated useful lives of other intangible assets are as follows:

Other intangible assets	Useful life/Depreciation period
Software	3 - 5 years
Trademark	10 years

Leases

Lessee accounting

The Company has leases classified as operating leases for corporate offices in Tokyo and Fukuoka in Japan and in Warsaw in Poland. Assets and liabilities associated with operating leases are included in operating lease right-of-use (“ROU”) assets and operating lease liabilities in the Company’s balance sheets. ROU assets and related lease liabilities associated with operating leases are recognized at the commencement date based on the present value of lease payments over the lease term. When determining the lease term, the Company includes options to extend or terminate the lease when it is reasonably certain that it will exercise that option, if any. As the Company’s leases do not provide an implicit rate, the Company uses an incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments.

For leases with a term of 12 months or less, the Company makes an accounting policy election by class of underlying assets not to recognize ROU assets and lease liabilities. The Company recognizes lease expenses for such leases on a straight-line basis over the lease term.

Modification to existing lease agreements, including changes to the lease term or payment amounts, are reviewed to determine whether they result in a separate contract. For modifications that do not result in a separate contract, management reviews the lease classification and re-measures the related ROU assets and lease liabilities at the effective date of the modification.

F-10

Lessor accounting

The Company enters into non-cancellable sales-type lease agreements for PCWL equipment with a renewal option. There is no purchase option. At the commencement date of the lease agreements, the Company derecognizes the carrying amount of the underlying assets and recognizes the net investment in the lease measured at the present value, discounted using the rate implicit in the lease, of the lease receivable and unguaranteed residual asset. The current portion of net investment in leases is included in accounts receivable-trade, net and the long-term portion of the net investment in the lease is included in other assets on the balance sheets.

The Company also recognizes selling profit or selling loss at the commencement date and interest income using the effective interest method over the lease term. Revenue from the sales-type leases is included in revenue from SaaS, maintenance and others and the corresponding cost is included in cost of SaaS, maintenance and others on the statements of operations. Interest income from the sales-type leases is included in interest income (expense) on the statements of operations.

The Company elected to exclude the taxes assessed and collected from the lessee from consideration in the contract and from variable payments not included in the consideration in the contract, if applicable.

Deferred offering costs

Deferred offering costs represent the incremental costs incurred for the Company’s issuance of common shares. These costs are deferred and will be deducted from the gross proceeds of the offering. Deferred offering costs primarily include professional fees related to the offering of common shares. As of March 31, 2025 and September 30, 2024, the deferred offering costs were ¥101.3 million and ¥205.7 million, respectively.

Warranty Cost

The Company provides a limited warranty for its hardware products, PCWLs, for one year. The Company’s standard warranty requires the Company or its subcontractors to repair or replace defective products during such warranty period at no cost to the customer as far as the damages or defects are not caused by the customer and the claimed defects violate our written product specifications. Warranty costs are charged to cost of revenues as incurred due to immaterial warranty costs.

Contract Liabilities

Contract liabilities are amounts collected from customers with the execution of the sales contract. Contract liabilities represent advances received on contracts in progress and are recognized as revenue as we provide related services. In the event of contract default or termination, the customer deposit is forfeited and recognized as revenue.

Stock Based Compensation

The Company accounts for stock-based compensation awards in accordance with ASC Topic 718, “Compensation – Stock Compensation.” The cost of services received from employees and non-employees in exchange for awards without performance conditions is recognized in the statements of operations based on the estimated fair value of those awards on the grant date and amortized on a straight-line basis over the requisite service period or vesting period. The Company recognizes compensation cost for awards with performance conditions if and when the Company concludes that it is probable that the performance condition will be achieved. The Company records forfeitures as they occur.

F-11

Net Income (Loss) Per Share

Basic net income (loss) per share is computed by dividing the net income (loss) attributable to common shareholders for the period by the weighted average number of common shares outstanding during the period. Diluted net income (loss) per share is computed by dividing the net income (loss) for the period by the weighted average number of common shares and potential common shares outstanding during the period. Potential common shares, composed of incremental common shares issuable upon the exercise of options in all periods, are included in the computation of diluted net income (loss) per share to the extent such shares are dilutive. In a period in which a loss is incurred, only the weighted average number of common shares issued and outstanding is used to compute the diluted net loss per share, as the inclusion of potential common shares would be anti-dilutive.

Cost of Revenues

Cost of revenues includes product costs, processing costs, and software costs of each product.

Selling, general and administrative expenses

Selling, general and administrative expenses consist primarily of directors’ compensations, salaries and allowances, bonuses, welfare expenses, recruitment expenses, travel expenses, advertising expenses, rent, taxes and duties, commission fees, depreciation and amortization, shipping and handling costs, research and development costs and others. Research and development costs incurred were ¥15.1 million, ¥39.2 million, and ¥44.1 million for the six months ended March 31, 2025, 2024, and 2023, respectively.

Selling and Commission Costs

Sales commissions are paid and expensed based on products closed, if any. Other selling costs are expensed in the period incurred.

Advertising Costs

Advertising costs are expensed as incurred. Advertising costs were ¥4.4 million, ¥4.1 million, and ¥4.3 million recorded as selling, general and administrative expenses in the statements of operations for the six months ended March 31, 2025, 2024, and 2023, respectively.

Income Taxes

Income taxes are computed in accordance with the provision of ASC, 740, Income Taxes. Income taxes are accounted for under the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for all future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis, operating loss, and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the period in which the new legislation is enacted. The Company recognizes the effect of income tax provisions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likelihood of being realized. Changes in recognition and measurement are reflected in the period in which the change in judgement occurs.

The Company recognizes deferred tax assets to the extent that these assets are believed to be more likely than not to be realized. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts that are more likely than not expected to be realized. In making such a determination, all available positive and negative evidence is considered, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations.

Tax benefits for uncertain tax positions are based upon management’s evaluation of the information available at the reporting date. To be recognized in the financial statements, a tax benefit must be at least more likely than not of being sustained based on technical merits. The benefit for positions meeting the recognition threshold is measured as the largest benefit more likely than not of being realized upon settlement with a taxing authority that has full knowledge of all relevant information.

F-12

Recent Accounting Pronouncements

New Accounting Pronouncements Not Yet Effective

In November 2024, the FASB issued ASU 2024-03, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses (“ASU 2024-03”), and in January 2025, the FASB issued ASU 2025-01, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Clarifying the Effective Date (“ASU 2025-01”). ASU 2024-03 requires additional disclosure of the nature of expenses included in the statements of operations as well as disclosures about specific types of expenses included in the expense captions presented in the statements of operations. ASU 2024-03, as clarified by ASU 2025-01, is effective for fiscal years beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027, with early adoption permitted. The Company is currently evaluating the impact of these standards will have on its financial statements.

The Company has reviewed all the other recently issued accounting pronouncements and concluded that they were either not applicable or not expected to have a material impact on the Company’s financial statements.

3. SALES-TYPE LEASES AND NET INVESTMENT IN THE LEASE

For the six months ended March 31, 2025, 2024, and 2023, the Company recorded revenue from the sales-type leases of nil, ¥1,104 thousand, and ¥3,569 thousand and the corresponding cost of nil, ¥129 thousand, and ¥1,151 thousand, respectively.

For the six months ended March 31, 2025, 2024, and 2023, the Company recorded interest income of ¥1,696 thousand, ¥1,743 thousand, and ¥1,990 thousand, respectively.

The component of its aggregate net investment in leases is as follows (in thousands):

	March 31, 2025	September 30, 2024
Lease receivable	¥8,419	¥10,656
Unguaranteed residual asset	-	-
Net investment in the lease	8,419	10,656
Current portion	(4,799)	(4,604)
Long-term portion	¥3,620	¥6,052

As of March 31, 2025, the annual aggregate maturities of lease payments under sales-type leases during each of the next five fiscal years were as follows (in thousands):

Year Ending September 30:	Amount
Remainder of 2025	¥3,926
2026	4,843
2027	1,766
2028	1,015
2029	324
Total undiscounted lease payments	11,874
Less: lease amount representing interest	(3,455)
Net investment in the lease	¥8,419

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4. INVENTORIES

Inventories consist of finished goods, raw materials, and work in progress (“WIP.”) WIP includes the cost of the developed product as well as all the direct costs incurred to manufacture the product. The cost of the product is calculated on an average cost basis.

Inventories consisted of the following as of March 31, 2025 and September 30, 2024 (in thousands):

	March 31,	September 30,
	2025	2024
Raw materials	¥30,544	¥29,240
Work in progress	101,722	154,231
Finished goods	16,992	23,165
Total	¥149,258	¥206,636

5. PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consist of the following (in thousands):

	March 31,	September 30,
	2025	2024
Prepaid expenses	¥15,387	¥12,984
Deposit	-	30,892
Refund of taxes and public dues	-	6,349
Others	50	42
Total	¥15,437	¥50,267

6. PROPERTY AND EQUIPMENT, NET

In the six months ended March 31, 2025, 2024, and 2023, the Company disposed of its property and equipment and incurred disposal loss of nil, ¥28 thousand, and ¥43 thousand, respectively.

As of March 31, 2025 and September 30, 2024, property and equipment consisted of the following (in thousands):

	Useful Life	March 31,	September 30,
	(years)	2025	2024
Machinery and Equipment	5 – 10	¥2,565	¥2,565
Tools, Furniture, and Fixtures	2 – 5	79,051	68,256
Less: Accumulated depreciation		(59,174)	(49,241)
Property and equipment, net		¥22,442	¥21,580

The Company recorded depreciation expense on property and equipment of ¥10.1 million, ¥7.4 million, and ¥2.3 million for the six months ended March 31, 2025, 2024, and 2023, respectively. The Company records depreciation expense in selling, general, and administrative expenses and cost of revenue on the statements of operations.

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7. OTHER INTANGIBLE ASSETS, NET

The components of intangible assets as of March 31, 2025 and September 30, 2024 are as follows (in thousands):

	March 31,	September 30,
	2025	2024
Intangible assets subject to amortization:
Software	¥26,395	¥25,855
Trademark	500	500
Accumulated amortization	(19,885)	(18,072)
Net carrying amount	7,010	8,283

Intangible assets not subject to amortization:
Software in progress	34,669	25,211
Total intangible assets	¥41,679	¥33,494

The aggregate amortization expense was ¥1.8 million, ¥1.9 million, and ¥2.3 million for the six months ended March 31, 2025, 2024, and 2023, respectively. As of March 31, 2025 and September 30, 2024, the straight-line amortization period for internal-use software and trademarks was 3 to 5 years and 10 years, respectively. There was no impairment loss recognized on intangible assets for the six months ended March 31, 2025, 2024, and 2023.

The estimated aggregate amortization expense for other intangible assets for the next five years and thereafter is as follows:

Thousands of Yen
Years Ending September 30:
Remainder of 2025	¥1,888
2026	3,720
2027	1,214
2028	125
2029	50
Thereafter	13
Total	¥7,010

8. OTHER ASSETS

Other assets consist of the following (in thousands):

	March 31,	September 30,
	2025	2024
Net investment in the lease	¥3,620	¥6,051
Guarantee deposits(a)	4,781	4,781
Investment in security(b)	3,000	3,000
Prepaid expenses (non-current)	528	875
Others	9	10
Total	¥11,938	¥14,717

(a)	Guarantee deposits represent deposit paid to lessors in connection with lease agreements.

(b)	Investment in security represents an investment in a non-public company for which fair value is not readily determinable. Investment in security is accounted for using the measurement alternative in accordance with ASC 321-10-35-2. For the six months ended March 31, 2025, 2024, and 2023, no upward or downward adjustments have been recorded as the Company did not identify any observable price changes in orderly transactions for any identical or similar investment of the same issuer.

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9. CONTRACT LIABILITIES

As of March 31, 2025 and September 30, 2024, the contract liabilities balance was ¥165,156 thousand and ¥153,477 thousand, respectively.

Significant changes in the contract liabilities balances during the six months ended March 31, 2025, 2024, and 2023 were as follows (in thousands):

	For the Six Months Ended March 31,
	2025	2024	2023
Beginning Balance	¥153,477	¥78,170	¥30,255
Reclassification of the beginning contract liabilities to revenue, as a result of performance obligations satisfied	(23,367)	(15,018)	(7,976)
Cash received in advance and not recognized as revenue	35,046	45,828	20,676
Net change in contract liabilities	11,679	30,810	12,700
Ending Balance	¥165,156	¥108,980	¥42,955

10. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consisted of the following as of March 31, 2025 and September 30, 2024 (in thousands):

	March 31,	September 30,
	2025	2024
Other Accounts Payable	¥45,823	¥77,739
Accrued Expenses	53,927	46,383
Accrued Vacation	10,588	7,529
Accrued Consumption Taxes (VAT)	1,295	26,808
Deposits Received	4,417	4,460
Total	¥116,050	¥162,919

11. BORROWINGS

The Company’s borrowings are from financial institutions in Japan and used for working capital and other general corporate purposes. Debt issuance costs related to these borrowings are immaterial and expensed as incurred.

Borrowings consisted of the following as of March 31, 2025 (in thousands):

	Original Amount Borrowed	Loan Duration	Annual Interest Rate	Amount
Lender 1	¥20,000	6/1/2015-5/10/2025	1.90%	¥294
Lender 2	90,000	2/20/2025-2/20/2026	5.50%	82,500
Lender 3	50,000	3/31/2023-3/31/2026	1.93%	16,640
Lender 4	200,000	2/1/2024-7/27/2025	3.10%	38,000
Lender 5	40,000	3/29/2024-3/29/2027	1.93%	26,656
Lender 6	30,000	6/14/2024-6/30/2025	4.00%	7,617
Aggregate outstanding principal balances				171,707
Less: current portion and short-term borrowings				(158,395)
Long-term portion of borrowings				¥13,312

F-16

Borrowings consisted of the following as of September 30, 2024 (in thousands):

	Original Amount Borrowed	Loan Duration	Annual Interest Rate	Amount
Lender 1	¥20,000	6/1/2015-5/10/2025	1.90%	¥1,296
Lender 2	90,000	8/20/2024-11/20/2024	4.60%	90,000
Lender 3	50,000	3/31/2023-3/31/2026	1.93%	24,980
Lender 4	200,000	2/1/2024-1/31/2025	2.85%	74,000
Lender 5	40,000	3/29/2024-3/29/2027	1.93%	33,328
Lender 6	30,000	6/14/2024-6/30/2025	4.00%	22,650
Aggregate outstanding principal balances				246,254
Less: current portion and short-term borrowings				(217,970)
Long-term portion of borrowings				¥28,284

The weighted average interest rate on short-term borrowings outstanding as of March 31, 2025 and September 30, 2024 was 4.70% and 3.81%, respectively.

The Company entered into a line of credit agreement with a financial institution with a credit limit of ¥200 million during the period of February 17, 2023 to January 31, 2024. The agreement is automatically renewed for successive one-year terms until the Company cancels the agreement. There are no commitment fees to maintain the line of credit agreement. As of March 31, 2025 and September 30, 2024, the Company had an unused line of credit of ¥162 million and ¥126 million, respectively.

The guaranty information for the Company’s outstanding borrowings consisted of the following as of March 31, 2025 and September 30, 2024 (in thousands):

	March 31,	September 30,
	2025	2024
Current portion of borrowings
Guaranteed by CEO of the Company	¥30,278	¥31,320

Borrowings – net of current portion
Guaranteed by CEO of the Company	¥13,312	¥28,284

The Company had unpaid guaranty fees to the CEO of nil and ¥0.8 million in accrued expenses and other current liabilities account on the balance sheets as of March 31, 2025 and September 30, 2024, respectively. The Company recorded guaranty fees to the CEO of ¥0.1 million, nil, and ¥1.4 million in other non-operating income (expenses) on the statements of operations for the six months ended March 31, 2025, 2024, and 2023, respectively.

As of March 31, 2025, the annual aggregate maturities of borrowing during each of the next five fiscal years were as follows (in thousands):

Amount
Remainder of 2025	¥105,923
2026	59,144
2027	6,640
Total borrowings	¥171,707

F-17

12. BONDS

On October 16, 2023, the Company entered into convertible bond agreements for the aggregate amount of ¥299,997 thousand at par with two third-party investors for working capital. The convertible bonds bore interest of 10% per annum and had an original maturity date of October 15, 2024. The bonds were convertible for common shares between November 30, 2023 and October 15, 2024 at a conversion price of ¥96 per common share.

On August 30, 2024, the convertible bond agreements were amended and the maturity on the convertible bonds was extended from October 15, 2024 to October 15, 2025, with the renewed interest rate of 15% per annum bearing from October 16, 2024. The convertible bonds’ rights to convert to common shares were amended to expire on August 30, 2024, and the convertible bonds’ rights to convert to common shares expired on the date of amendment.

13. COMMITMENTS AND CONTINGENCIES

Contingencies

In the ordinary course of business, the Company often includes standard indemnification provisions in its arrangements with third parties, including vendors, customers, investors, and the Company’s directors and officers. Pursuant to these provisions, the Company may be obligated to indemnify such parties for losses or claims suffered or incurred in connection with its activities or non-compliance with certain representations and warranties made by the Company. It is not possible to determine the maximum potential loss under these indemnification provisions due to the Company’s limited history of prior indemnification claims and the unique facts and circumstances involved in each particular provision. The Company is subject to claims or proceedings from time to time relating to the products and other aspects of its product operations. Management believes that these claims include usual obligations incurred in the normal course of business. In the opinion of management, these matters will not have a material effect on the Company’s financial condition, results of operations or cash flows.

Borrowings

The Company has borrowings that are primarily made under general agreements. Refer to “Note 11. Borrowings” for information about future debt payments.

Legal Matters

From time to time in the normal course of business, the Company may be a party to various legal matters, such as threatened or pending claims or proceedings. There were no such material matters as of March 31, 2025 and September 30, 2024 and for the six months ended March 31, 2025, 2024, and 2023.

Lease Obligations

Operating Leases

The Company entered into non-cancellable operating lease agreements for corporate offices and recognized rent expenses on a straight-line basis over the term of the lease. None of the amounts disclosed below for these leases contain variable payments or residual value guarantees.

Operating lease cost included in selling, general and administrative expense in the Company’s statements of operations totaled ¥5.6 million, ¥5.5 million, and ¥4.7 million for the six months ended March 31, 2025, 2024, and 2023, respectively. Weighted-average discount rate was 2.55% and 3.25% as of March 31, 2025 and September 30, 2024, respectively. Weighted-average remaining lease term was 1.4 years and 1.5 years as of March 31, 2025 and September 30, 2024, respectively. Cash paid for amounts included in the measurement of lease liabilities for operating leases during the six months ended March 31, 2025, 2024, and 2023 was ¥5.6 million, ¥5.5 million, and ¥4.9 million, respectively. Lease liabilities arising from obtaining right-of-use assets during the six months ended March 31, 2025, 2024, and 2023 were ¥8.1 million, ¥3.4 million, and ¥7.2 million, respectively. The Company did not have any significant lease contracts that had not yet commenced at March 31, 2025.

F-18

The following table (in thousands) presents the operating lease related assets and liabilities recorded on the Company’s balance sheets as of March 31, 2025 and September 30, 2024:

	March 31,	September 30,
	2025	2024
Right-of-use assets	¥14,558	¥11,726
Total operating lease assets	¥14,558	¥11,726

Operating lease liabilities – current	¥9,640	¥7,423
Operating lease liabilities – non-current	4,124	3,509
Total operating lease liabilities	¥13,764	¥10,932

The table below shows the future minimum payments under non-cancelable operating leases as of March 31, 2025 (in thousands):

Years Ending September 30,	Operating Leases
Remainder of 2025	¥5,133
2026	7,787
2027	1,102
2028	-
2029	-
Thereafter	-
Total	14,022
Less: lease amount representing interest	(258)
Present value of lease liabilities	¥13,764

14. EQUITY

As of March 31, 2025 and September 30, 2024, the Company had 91,735,440 common shares authorized. Each holder of a common share is entitled to one vote for each share held as of the record date and is entitled to receive dividends, when, as and if declared by the shareholders’ meeting or the board of directors of the Company. The number of total common shares outstanding was 24,683,860 and 22,933,860 as of March 31, 2025 and September 30, 2024, respectively.

PicoCELA is subject to the Companies Act of Japan (the “Companies Act”). The significant provisions in the Companies Act that affect financial and accounting matters are summarized below:

Common shares

Under the Companies Act, issuances of common shares are required to be credited to the common shares account for at least 50% of the proceeds and to the additional paid-in capital account for the remaining amounts. During the year ended September 30, 2024, Class A preferred shares of 3,600,000 units, Class B preferred shares of 7,560,000 units, and Class C preferred shares of 3,980,100 units were converted into common shares of 15,819,720 units with no gain or loss recognized when the conversion occurred. On January 17, 2025, the Company completed its initial public offering (“IPO”) on the Nasdaq Capital Market under the symbol of “PCLA” and raised ¥773,806 thousand upon the sale of 1,750,000 common shares, in the form of American Depositary Shares (“ADSs”). Out of net proceeds of ¥406,502 thousand after deducting the deferred offering costs of ¥367,304   thousand, ¥386,903 thousand was credited to common shares account and ¥19,599 thousand was credited to additional paid-in capital.

F-19

Class A preferred shares

In the event of distribution of residual assets upon dissolution of the Company, the Company shall pay to the Class A preferred shareholders as equally as to Class B and C preferred shareholders, prior to common shareholders, an amount equal to the contributed amount. At any time, Class A preferred shares are convertible into the Company’s common shares at a certain conversion price. Class A preferred shares contain terms that change the conversion prices as disclosed below. On July 8, 2024, Class A preferred shares of 3,600,000 units were converted into common shares of 3,600,000 units at a conversion price of ¥83.33 per share. On July 17, 2024, at the Extraordinary Shareholders Meeting, the Company’s shareholders approved a resolution to amend the articles of incorporation to eliminate Class A preferred shares.

Class B preferred shares

In the event of distribution of residual assets upon dissolution of the Company, the Company shall pay to the Class B preferred shareholders as equally as to Class A and C preferred shareholders, prior to common shareholders, an amount equal to the contributed amount. At any time, Class B preferred shares are convertible into the Company’s common shares at a certain conversion price. Class B preferred shares contain terms that change the conversion prices as disclosed below. On July 8, 2024, Class B preferred shares of 7,560,000 units were converted into common shares of 7,966,320 units at a conversion price of ¥158.17 per share. On July 17, 2024, at the Extraordinary Shareholders Meeting, the Company’s shareholders approved a resolution to amend the articles of incorporation to eliminate Class B preferred shares.

Class C preferred shares

In the event of distribution of residual assets upon dissolution of the Company, the Company shall pay to the Class C preferred shareholders as equally as to Class A and B preferred shareholders, prior to common shareholders, an amount equal to the contributed amount. At any time, Class C preferred shares are convertible into the Company’s common shares at a certain conversion price. Class C preferred shares contain terms that change the conversion prices as disclosed below. During the six months ended March 31, 2023, the Company issued an aggregate of 2,819,940 Class C preferred shares in exchange for ¥702,153 thousand. On July 8, 2024, Class C preferred shares of 3,980,100 units were converted into common shares of 4,253,400 units at a conversion price of ¥231.50 and ¥250.00. On July 17, 2024, at the Extraordinary Shareholders Meeting, the Company’s shareholders approved a resolution to amend the articles of incorporation to eliminate Class C preferred shares.

Terms that change the conversion prices of Class A, B and C preferred shares

Class A, B and C preferred shares contain a feature that requires the conversion price to be adjusted in the following events.

(a)	In the event of a stock split of common shares
(b)	In the event of a reverse stock split of common shares
(c)	In the event that the Company issues common shares or disposes of common shares held by the Company for an amount lower than the conversion price before adjustment
(d)	In the event that the Company issues or disposes of shares, stock acquisition rights (including those attached to bonds with stock acquisition rights) or other securities, or shares, stock acquisition rights or other securities that may be acquired by the Company in exchange for the delivery of common shares of the Company at a price lower than the amount to be paid for such shares, stock acquisition rights, or other securities
(e)	In the event of the issuance of stock acquisition rights (including Common Shares or shares to be acquired in exchange for delivery of Common Shares or shares that may be requested to be acquired by the Company) that would result in the issue price per share (the amount obtained by dividing the amount paid for the issuance of stock acquisition rights plus the amount of assets to be contributed upon exercise by the number of shares of the Company to be delivered upon exercise; the same shall apply hereinafter) issued upon exercise of the stock acquisition rights (including the case of gratis allotment) being less than the conversion price before adjustment
(f)	In the events of merger, share exchange, share transfer, corporate capital, or reduction in the amount of capital
(g)	In the event that causes or may cause a change in the number of outstanding common shares of the Company (excluding a change caused by the number of common shares of the Company held by the Company)

F-20

Capital reduction

Under the Companies Act, the Company is allowed to transfer the amounts of common shares, additional paid-in capital, and accumulated deficit among the balances of these equity accounts under certain conditions upon resolution of the shareholders.

Dividends

Under the Companies Act, companies can pay dividends at any time during the fiscal year in addition to the year-end dividend upon a resolution approved at the shareholders’ meeting. The Companies Act permits companies to distribute dividends-in-kind (non-cash assets) to the shareholders, subject to certain limitations and additional requirements. Semi-annual interim dividends may also be paid once a year upon a resolution approved by the board of directors, if the articles of incorporation of the company stipulate so. The Companies Act provides certain limitations on the amounts available for dividends or the purchase of treasury stocks. The limitation is defined as the amount available for distribution to the shareholders, but the amount of net assets after the payment dividends must be maintained at the level that is not below ¥3 million.

Increases/decreases and transfer of common shares, reserve, and surplus

The Companies Act requires that an amount equal to 10% of dividends must be appropriated as legal reserve (a component of retained earnings) or as additional paid-in capital (a component of capital surplus) depending on the equity account charged upon the payment of such dividends until the total of the aggregate amount of legal reserve and additional paid-in capital equals 25% of common share. Under the Companies Act, the total amount of additional paid-in capital and legal reserve may be reduced without limitation. The Companies Act also provides that common share, legal reserve, additional paid-in capital, other capital surplus and retained earnings may be transferred among the accounts under certain conditions upon resolution of the shareholders.

Treasury Stocks

The Companies Act also provides for companies to purchase treasury stocks and dispose of such treasury stocks by resolution of the board of directors. The amount of treasury stock purchased cannot exceed the amount available for distribution to the shareholders which is determined by a specific formula.

15. STOCK BASED COMPENSATION

The Company has historically awarded stock options to various officers, employees and consultants of the Company to purchase common shares of the Company. During the years ended September 30, 2017 to 2019, the Company issued four batches of stock options to acquire the equivalent of total 1,680,000 common shares of the Company. The options generally vest two years after the grant date and have a contractual term of ten years. The options became exercisable after the Company successfully completed the IPO on January 17, 2025.

On May 31, 2023, the Company awarded options to purchase an aggregate of 180,000 and 337,740 common shares at an exercise price of ¥250 and ¥183 per common share, respectively, to various officers, directors and employees of the Company. The weighted-average grant-date fair value of the options was ¥6. The options vested on May 15, 2025, with the expiration date of May 14, 2033. The IPO, one of the performance conditions for the exercise of both options, was successfully completed on January 17, 2025. The option to purchase an aggregate of 180,000 common shares has another performance condition under which the options will be exercisable upon achieving certain pre-tax income.

F-21

The table below summarized the stock option activities and related information during the six months ended March 31, 2025, 2024, and 2023.

	Number of options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term
		(JPY)	(Years)
Outstanding as of September 30, 2024	1,102,680	98.63	5.77
Granted	-	-	-
Forfeited/cancelled	-	-	-
Exercised	-	-	-
Outstanding as of March 31, 2025	1,102,680	98.63	5.27
Vested and exercisable as of March 31, 2025	732,000	39.34	3.80

	Number of options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term
		(JPY)	(Years)
Outstanding as of September 30, 2023	1,234,740	107.68	7.08
Granted	-	-	-
Forfeited/cancelled	(15,000)	183.33	-
Exercised	-	-	-
Outstanding as of March 31, 2024	1,219,740	106.77	6.55
Vested and exercisable as of March 31, 2024	-	-	-

	Number of options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term
		(JPY)	(Years)
Outstanding as of September 30, 2022	792,000	40.15	6.34
Granted	-	-	-
Forfeited/cancelled	(60,000)	50.00	-
Exercised	-	-	-
Outstanding as of March 31, 2023	732,000	39.35	5.80
Vested and exercisable as of March 31, 2023	180,000	6.67	4.17

For the six months ended March 31, 2025, 2024, and 2023, the Company recognized share based compensation expense of ¥5.0 million, nil, and nil, respectively. As of March 31, 2025, the unrecognized stock-based compensation related to the unvested option was ¥1.1 million. Out of ¥1.1 million, ¥0.1 million is expected to be recognized through May 2025, and ¥1.0 million is expected to be recognized through May 2025 or when a performance condition is considered probable of achieving, whichever comes later.

16. NET LOSS PER SHARE

During the six months ended March 31, 2025, 2024, and 2023, the Company recorded a net loss. Basic net loss per share is computed by dividing the net loss by the weighted average number of common shares outstanding during the period. The Company has not included the effects of options on diluted net loss per share because to do so would be antidilutive.

F-22

The table below shows the computation of basic and diluted net loss per share for the six months ended March 31, 2025, 2024, and 2023 (in thousands except per share data):

	For the Six Months Ended March 31,
	2025	2024	2023
Numerator:
Net loss attributable to common shareholders	¥(316,228)	¥(317,817)	¥(331,048)
Denominator:
Weighted average number of common shares outstanding, basic and diluted	23,645,398	7,114,140	7,060,200
Basic and diluted net loss per share	¥(13.37)	¥(44.67)	¥(46.89)
Antidilutive shares excluded from computation of net loss per share	732,000	-	180,000

17. INCOME TAXES

The Company’s income tax benefit differs from the expected benefit from applying the national, prefectural, and municipal government rate of 33.58%, 33.58%, and 30.62% for the six months ended March 31, 2025, 2024, and 2023, respectively, due to permanent differences, change in tax rate, and valuation allowance. The Company has an effective tax rate of 0% due to its taxable losses and valuation allowance position.

18. FAIR VALUE DISCLOSURES

ASC Topic 820, Fair Value Measurements (ASC 820), defines fair value as “the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date within an entity’s principal market, if any. The principal market is the market in which the reporting entity would sell the asset or transfer the liability with the greatest volume and level of activity, regardless of whether it is the market in which the entity will ultimately transact for a particular asset or liability or if a different market is potentially more advantageous. Accordingly, this exit price concept may result in a fair value that differs from the transaction price or market price of the asset or liability.

ASC 820 provides a framework for measuring fair value under U.S. GAAP, expands disclosures about fair value measurements, and establishes a fair value hierarchy, which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The three levels of the fair value hierarchy are summarized as follows:

Level 1 – Fair value is based on quoted prices in active markets for identical assets or liabilities.

Level 2 – Fair value is determined using significant observable inputs, generally either quoted prices in active markets for similar assets or liabilities, or quoted prices in markets that are not active.

Level 3 – Fair value is determined using one or more significant inputs that are unobservable in active markets at the measurement date, such as a pricing model, discounted cash flow, or similar technique.

The Company utilizes fair value measurements to account for certain items and account balances within the financial statements. Fair value measurements may also be utilized on a non-recurring basis, such as for the impairment of long-lived assets. The fair value of financial instruments, including cash and cash equivalents, accounts receivable, accounts payable, current portion of borrowings and certain accrued liabilities approximate their carrying amounts due to the short-term nature of these instruments. The Company’s Level 1 assets consist of cash and cash equivalents in the accompanying balance sheets. The carrying value of the Company’s long-term borrowings and bond payable approximates fair value at each balance sheet date because the stated rate of interest of the debts approximates the market interest rate at which the Company can borrow similar debts. As of March 31, 2025 and September 30, 2024, the Company did not have any assets or liabilities measured at fair value classified as Level 2 or Level 3.

F-23

The Company held investment in non-marketable equity securities of ¥3 million and ¥3 million as of March 31, 2025 and September 30, 2024, respectively. Investment in non-marketable equity securities accounted for using the measurement alternative are recorded at fair value on a non-recurring basis. When indicators of impairment exist or observable price changes of qualified transactions occur, the respective non-marketable equity security would be classified within Level 3 of the fair value hierarchy because the valuation methods include a combination of the observable transaction price at the transaction date and other unobservable inputs, including volatility, rights, and obligations of the securities the Company holds.

19. RELATED PARTY TRANSACTIONS

During the six months ended March 31, 2025, the Company incurred professional fees of ¥37,031 thousand and had accrued expenses of ¥6,221 thousand as of March 31, 2025 to Citibank N.A., a financial services multinational corporation, a holder of more than 5% of the Company’s outstanding share capital.

During the six months ended March 31, 2025, 2024, and 2023, the Company recognized the revenue of ¥31,047 thousand, ¥71,320 thousand, and ¥6,889 thousand, respectively, from EXEO Group, a holder of more than 5% of the Company’s outstanding share capital and a multinational radio and telecommunication device distributor. The Company’s sale was in the arm’s length transaction, and the sale price was based on the price lists distributed to other third-party distributors. The account receivable balance from EXEO Group as of March 31, 2025 and September 30, 2024 was ¥21,396 thousand and ¥1,394 thousand, respectively. The contract liabilities balance to EXEO Group as of March 31, 2025 and September 30, 2024 was ¥14,023 thousand and ¥13,822 thousand, respectively.

During the six months ended March 31, 2025, 2024, and 2023, the Company recognized the revenue of nil, ¥1,856 thousand, and ¥39 thousand, respectively, from SHIMIZU CORPORATION, a holder of more than 5% of the Company’s outstanding share capital and a multinational construction company. The Company’s sale was in the arm’s length transaction, and the sale price was based on the price lists distributed to other third-party distributors. The account receivable balance from SHIMIZU CORPORATION as of March 31, 2025 and September 30, 2024 was nil and nil, respectively.

During the six months ended March 31, 2023, KAGA ELECTRONICS CO., LTD., a holder of more than 5% of the Company’s outstanding share capital as of March 31, 2023 and a multinational electronics wholesaler, purchased mesh Wi-Fi access points PCWL devices from the Company for a total amount of ¥15,598 thousand. The Company’s sale was in the arm’s length transaction, and the sale price was based on the price lists distributed to other third-party distributors. During the six months ended March 31, 2025 and 2024 and as of September 30, 2024, KAGA ELECTRONICS CO., LTD. was not a related party.

The Company incurred guarantee fees of ¥132 thousand, nil, and ¥1,371 thousand during the six months ended March 31, 2025, 2024, and 2023, respectively, to Hiroshi Furukawa, the Company’s CEO and Representative Director and a holder of more than 5% of the Company’s outstanding share capital. The Company also had prepaid expenses of ¥528 thousand as of March 31, 2025, and prepaid expenses of ¥660 thousand and unpaid guarantee fees of ¥792 thousand as of September 30, 2024 to Hiroshi Furukawa.

During the six months ended March 31, 2024, MCC Venture Capital Limited Liability Company (“MCC”), a holder of more than 5% of the Company’s outstanding share capital during such fiscal year, entered into a convertible bond agreement with the Company in the amount of ¥199,998 thousand. During the six months ended March 31, 2025, the convertible bond of ¥199,998 thousand was paid. During the six months ended March 31, 2025 and 2024, the Company incurred interest expenses of ¥9,370 thousand and nil, respectively. As of September 30, 2024, the Company had a bond payable of ¥199,998 thousand and accrued interest expenses of ¥19,178 thousand to MCC.

20. CONSULTING AGREEMENT

On March 31, 2023, the Company entered into a consulting and services agreement with Spirit Advisors LLC (“Spirit Advisors”). The Company agreed to compensate Spirit Advisors with engagement fee of U.S.$80,000, services fees of U.S.$240,000, and contingent performance fee of: (i) U.S.$200,000, if the Company’s market capitalization at the time of listing is at or below U.S.$50,000,000, or (ii) U.S.$300,000, if the Company’s market capitalization at the time of listing exceeds U.S.$50,000,000. As the Company’s market capitalization at the time of listing exceeded U.S.$50,000,000, the contingent performance fee of U.S.$300,000   incurred upon the closing of the Company’s initial public offering on January 17, 2025.

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The Company entered into an advisory agreement and a follow-on advisory agreement   on February 7, 2025, and March 6, 2025, respectively, with Qing “Calvin” Zhu (the “Advisor”), an individual advisor, in connection with the Company’s financing. The Company agreed to compensate the Advisor with a fee of U.S.$250,000 for the advisory agreement and a fee of U.S.$250,000 for the follow-on advisory agreement, respectively.

21. SUBSEQUENT EVENTS

On April 30, 2025, the Company issued 2,531,645 common shares to Nikken Lease Kogyo Co., Ltd (“Nikken”), a Tokyo-based company specializing in the sales and leasing of temporary construction materials and equipment, at ¥79 per share and raised approximately ¥200,000 thousand. The common shares issued to Nikken are restricted for 18 months from being transferred, converted into the ADSs representing the Company’s common shares, or resold in the U.S. stock market where the Company’s common shares and ADSs are registered. The objective of this private placement is to undertake a joint project aimed at developing new products.

On May 27, 2025, the Company publicly offered and issued 6,100,000 common shares at $0.30 per share. The net proceeds from the offering were $1,171,900. The Company intends to use approximately 70% of the net proceeds from the offering for working capital and general corporate purposes and approximately 30% for product development and research.

On July 28, 2025, the Company entered into share subscription agreements (the “Share Subscription Agreements”) with MCC and You Planning Limited Liability Company (“You Planning”), respectively. MCC and You Planning are Osaka-based venture capital firms. Pursuant to the Share Subscription Agreements, the Company agreed to issue each investor 649,351 common shares, totaling 1,298,702 common shares (the “Shares”), at a purchase price of ¥77 per share, for a respective total purchase price of ¥50,000,027 per each investor, on August 18, 2025. The aggregate amount of equity capital raised by these two issuances of Shares was ¥100,000,054. The issuances of Shares occurred on August 18, 2025. Under the Share Subscription Agreements, the Shares are subject to a six-month restriction starting August 18, 2025, during which they may not be transferred, converted into the ADSs representing our common shares, or resold in the U.S. stock market where the Company’s common shares and ADSs are trading.

The Company has evaluated subsequent events after the balance sheet date through September 26, 2025, the date the financial statements were available for issuance. Management has determined that no significant events or transactions have occurred subsequent to the balance sheet date other than the events disclosed above that require both recognition and disclosure in the financial statements.

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